INVEST IN RYSE USA

RYSE: Smart Home Devices To Automate Window Shades & Save Energy ⚡🌎


4 PATENTS AWARDED
RYSE

helloryse.com Los Angeles CA

Technology | Retail | Hardware | Electronics | Minority Owned

Highlights

1. Receive 10% of our net revenues until you earn 1.75x your investment (2x for early birds) 💰😀

Highlights

1. Receive 10% of our net revenues until you earn 1.75x your investment (2x for early birds) 💰😀

2. Over $2.3 million in sales revenue in the last 2 fiscal years! 💸💲
3. 4 Patents, including an Amazon Court Judgement win, preventing the sales of copycats! 🏆📜
4. We save cooling and lighting costs by up to 24% and 74%, reducing GHG emissions. ⚡🌎
5. Signed agreements with Home Depot and over 700 dealers & resellers. 🛍️🤝
6. Smart Shade market expected to grow 55% annually, within a $158B smart home industry! 🚀🏠
7. Questions? Email us at wefunder@helloryse.com or call us at 1-855-770-1787

Our Team

Our Team



Trung Pham Founder & CEO

Successfully pitched on Dragons Den (Canadian version of Shark Tank). Completed all 3 levels of Chartered Financial Analyst exams within 18 months. Responsible for raising over $7 million in funding for RYSE Inc. (parent company).

Our founder, Trung, wanted to automate his window shades based on a schedule. He went to the same designer he purchased his shades from just 6 months earlier, and they said he had to replace them with new motorized shades! Trung thought of a retrofit solution that would be able to motorize any existing installed shade with a loop or beaded chain!



Manu Menon Chief Operating Officer

From Wallstreet to Mainstreet! Former investment banker @ Citigroup, and private equity associate @ Paine & Partner. Responsible for closing deals with large real estate developers (i.e. Related), and retailers like Home Depot.



Marc Bishara Chief Technology Officer

Designed a bluetooth wearable device called "Glance" - an application that tracks the orientation and displacement of Glance in 3D space. Led the development of AXIS, our 1st-gen device, and took product from concept to market.



Alan Cheng Chief Design Officer

Swiss army knife, with a background in mechatronics AND industrial design. Worked at Corel as a UX/UI designer, developed homewares for Olympus group, has created multiple hardware products, and overseen manufacturing in China.

Invest in The Future of SmartShades

As the first and most affordable retrofit solution to automate your existing window shades, RYSE USA Inc. is offering investors an opportunity to potentially make up to double their investment. We've already sold over 35,000 devices to date, and generated over $4 million in lifetime revenue - we are expecting huge growth as we launch our V2 device and a brand new SmartDrape device in the coming months. We are the sales arm of RYSE Inc., our Canadian parent company responsible for all R&D activites.



Raising The Bar For Automated Shade Solutions

Our mission is to create the most advanced yet simple and affordable devices to motorize your existing blinds & shades, so more of us can experience the magic of smart shades. RYSE creates products that focus on four key criteria:

🔧⚙️ **Retrofit.** RYSE is the only retrofit/after-market device designed to motorize window shades that are manually operated with a corded loop or beaded chain. You can setup and automate your shades in less than 5 minutes!

📱🔗 **Smart Home Integration.** RYSE SmartShades can be controlled by smartphone, by voice, or set to a schedule. They can also be automated based on sensors, weather conditions, and can integrate with leading smart home platforms, including *Apple HomeKit, Amazon Alexa,* and *Google Home.*

😊😊 **Affordable Luxury.** RYSE SmartShades is a premium device that retails for only $149, compared to alternative brands, such as Lutron or Somfy, which can retail for more than $1,500 per window! This opens the window of possibility to consumers who were previously priced out of the Smart Shade market.

☀️⚡ **Energy Savings.** In addition to providing greater comfort and convenience to consumers, RYSE can play a big part in bettering the environment by reducing energy use. By automating window shades, homes and buildings can passively cool and reduce HVAC loads by 24%, as well as harvest natural daylight to reduce indoor lighting by 70%.


Keep The Shades You Love


Voice Control


Easy To Install


Scheduling / Timers


App Control


Smart Home Integrations


Wire-Free BatteryPack


Energy Savings


On-Device Controls





An Investment In Our Planet & A Greener Future🌍

The automation of existing window shades is an enormous opportunity to generate energy savings for residential and commercial properties.

With new laws and regulations, and the Green New Deal's goal of having all new buildings be net-zero in carbon emissions by 2030 and older buildings retrofitted for net-zero emissions by 2050, RYSE Smart Shades has the potential to be installed in every home and building.

RYSE SmartShades Saves Energy In Two Ways:

☀️ 😎 **Solar Heat Gain Management** - automatically lower shades to block direct sunlight, and reduce indoor cooling by **up to 24%**



💡 🌥️ **Harvest Daylight -** automatically open shades during overcast or bright weather, reducing indoor lighting by **up to 74%**



Companies Are Betting Billions On The Smart Home

The Smart Home industry is expected to grow at an impressive compound annual growth rate of 7.5%, growing from $158 billion in 2018, all the way to $262 billion by 2025. The industry has seen some spectacular exits, with big tech giants acquiring many start-ups resulting in large payouts for investors.



Google acquired Nest, the makers of the Smart Thermostat, for **$3.2 billion,** making investors a **22X return on invested capital** – **read more.**

Remember Ring? They got rejected on **Shark Tank**, and ended up selling to Amazon for $1.2 billion. Ring's founder then became a guest Shark on the show, with the last laugh!

Other exits in the smart home industry include **LeGrand** acquiring Netatmo, **Somfy** acquiring MyFox, and **Assa Abloy** is a $260+ Billion company who dominates door locks, acquiring August, the makers of the Smart Lock to expand into the smart home!

A Huge Opportunity Worth Billions Across Residential Homes & Commercial Buildings

The Smart Shade market itself is experiencing an explosive growth rate of over 55% annually (CAGR)! The market is still in its early days, expected to grow from $162 million in 2019, all the way to $1.47 billion by 2024 - $1.22 billion of which will come from retrofits and replacements which is where RYSE focuses on!

Think about how many windows are out there. There are over 550 million manual shades that have the potential to be motorized in the residential space. And there are over 780 thousand commercial buildings with Building Automation Systems, designed to improve energy efficiency and comfort for occupants. This results in a potential **$60 billion opportunity** for RYSE to automate the windows of these homes and buildings! Forward-looking projections cannot be guaranteed.

Global Smart Shade Market
as reported by Technavio, (in US$ millions)



Forward-looking projections cannot be guaranteed.

The First Retrofit Smart Shade With Patents To Prove It

Because we are the inventors and pioneers of this retrofit device, we have gone to great lengths to protect our technology. RYSE Inc. has a strong portfolio of patents, including **four issued patents** and another four patents pending. Through Amazon's Neutral Patent Evaluation Program, we are also able to prevent any copycats and knockoffs from selling on Amazon.com.

READ ABOUT OUR PATENTS



RYSE has extremely strong patents, with an Amazon Court Judgement win

35,000 Devices Sold, $4.5 Million in Sales, and More

RYSE launched in 2017 and has since established a solid supply chain network. In 2018, our first-generation device, AXIS, received the **Mark of Excellence Award for Motorized Product of the Year** from the Consumer Technology Association, presented at CES. 🏆 Watch our CNET review of our 1st-gen device, AXIS, at CES:







As Featured On



Successfully Pitched On Dragons Den (The Canadian Shark Tank)

In 2018, RYSE Inc. successfully pitched its first-generation SmartShade, AXIS, on Dragons Den® (the Canadian Shark Tank). Watch the pitch below! 🔊🔊



A Strong Pipeline of Commercial B2B Customers

In 2019, RYSE partnered with The Avery, a 56-story residential tower in San Francisco, to deploy their first-generation SmartShades across 90 units in the building. RYSE is currently in a pilot with the Annex Hotel, QuadReal ($44 billion commercial real estate developer), and Eureka Hub (co-working space). RYSE Inc. was also awarded a CDN $4 million cleantech grant to begin scaling into the commercial B2B markets. Watch what our partners have to say! 🏨🏢




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RYSE x Eureka Hub
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EUREKA MOMENTS ONLY
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Raised Over $3.5 Million From Top Tier Investors

RYSE Inc., our Canadian parent company, has raised over $3.5 million in angel and VC funding, including from Shawn Doughtery (co-founder of Mophie, acquired for $100 million) and Anthony Lacavera (founder of Wind Mobile, acquired for $1.2 billion). Hear from some of our investors below!


Investor Testimonial: RYSE Inc | Supporters Fund
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Investor Testimonial: RYSE Inc | Cogito Capital
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A High-Margin & Scalable Business Model

We sell hardware for RYSE SmartShades at an affordable price that still allows for high-profit margins. Our current line of products have the following retail prices and COGS:

📦 **Hardware Revenues**

- RYSE Smart Shades: $149 (COGS: $50)
- BatteryPack: $49 (COGS: $20)
- SmartBridge: $59 (COGS: $40)
  (integrates SmartShades with Google Home, Amazon Alexa, or Apple HomeKit)

💻 **Service & Software Revenues ($50/year/device)**

- Extended warranty & premium support
- Battery replacement plans, including servicing
- Custom software integrations (i.e. BAS & Slack)
- Weather-based automation & energy efficiency

We Want To DOMINATE The Smart Shades Market

A majority of our sales to-date have been Direct to Consumer. Given the huge market potential of this product, we have been expanding our sales efforts to over 700 signed dealers and big-box retailers including Home Depot. We are also working with a number of large commercial real estate developers and landlords, a channel we plan on scaling into by 2023.



Sales Projection
(in $US millions)

$23M — 2023 — B2B / Wholesale
$4.6M — 2022 — Retail
$1.2 M — 2021 — Online
$1 M — 2020 — Online

DRIVERS OF GROWTH

Forward-looking projections cannot be guaranteed.

RYSE has been focused on selling into the online / eCommerce channels, representing only 7% of industry revenues.

By 2022, we will be selling thru dealers / retailers, which account for 33% of industry revenues.

The largest and most lucrative channel for us is B2B / wholesale, which accounts for 60% of industry revenues.

What New & Exciting Things Are Next For RYSE?

Our product pipeline over the next five years will see us build out retrofit shading solutions for every type of window covering in the market, cementing our position as the undisputed leader in the retrofit shading industry and vastly expanding our client base.

Our vision is to own the smart shades space. We want RYSE to be synonymous with smart shades— just like what Nest is to the thermostat, Ring is to the doorbell, or Dyson is to the vacuum.

PRODUCT ROADMAP



2021 — SmartDrapes automate curtains or drapes on a rod or rail

2022 — SmartLift automate blinds & shades you lift/lower with your hands

2023 — SmartBlinds automate the tilting of blinds via a rod or draw-string

Forward-looking projections cannot be guaranteed.

What Makes This Revenue-Share Deal Unique?

This WeFunder deal pays out 10% of net revenue every quarter until you earn 1.75x your investment back (or 2.0x if you were an early-bird investor)! We

1.75x your investment back (or 2.0x if you were an early-bird investor)! We project to be able to pay this back in ~2 years, which means you can earn up to 50% as an annual return. Take a look at our payout projections below:

Revenue Share Payout Schedule*

PERIOD	Projected Revenue	Cash Payments	Cumulative Payments	Outstanding Balance
Q3 - 2022	$1,000,000	$100,000	$100,000	$1,872,500
Q4 - 2022	$1,500,000	$150,000	$250,000	$1,722,500
Q1 - 2023	$2,000,000	$200,000	$450,000	$1,522,500
Q2 - 2023	$4,000,000	$400,000	$850,000	$1,122,500
Q3 - 2023	$6,000,000	$600,000	$1,450,000	$522,500
Q4 - 2024	$11,000,000	$522,500	$1,972,500	$0

* Disclaimer: The above payouts cannot be guaranteed but is based on the projections of management.

Questions? Email us at wefunder@helloryse.com or call us at 1-855-770-1787

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